

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2023

Hsu Shou Hung
Chief Executive Officer
DFP Holdings Ltd
2F-1, No. 178-5, Section 2, Chang'an East Road,
Zhongshan District, Taipei City, Taiwan

> **Re: DFP Holdings Ltd**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 7, 2023**
> **File No. 333-271858**

Dear Hsu Shou Hung:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2023 letter.

Amendment No.1 to Registration Statement on Form S-1 Filed July 7, 2023

General

1. We note your revised disclosure in response to comment 8. Please discuss on your cover page the influence and control your sole officer and director will have in your company. In this regard, we note that he currently holds the majority of the outstanding shares and will continue to hold a substantial percentage of your outstanding shares after the completion of this offering. Please revise to include a related risk factor.

You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services